FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of    September    , 2006
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F    X    Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes        No   X
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)
Date September 28, 2006	By	/s/ Hiroshi Kawashimo
(Signature)*
Hiroshi Kawashimo General Manager, Finance Division Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Semiannual Report filed with the Japanese government pursuant to the Securities and Exchange Law of Japan For the six months ended June 30, 2006

[English summary with full translation of consolidated financial information]

Semiannual Report filed with the Japanese government
pursuant to the Securities and Exchange Law of Japan

For the six months ended
June 30, 2006

CANON INC.
Tokyo, Japan

Disclaimer Regarding Forward-Looking Statements
     This semiannual report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. and its subsidiaries. To the extent that statements in this semiannual report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this semiannual report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.
     The risks, uncertainties and other factors referred to above include, but are not limited to, exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of exchange rate fluctuations; uncertainty as to economic condition, in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; uncertainty as to the recovery of computer and related markets; uncertainty of recovery in demand for Canon’s semiconductor production equipment; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign exchange rates; and inventory risk due to shifts in market demand.
Note:	Certain information that has been previously filed with the SEC in other reports, including English summaries of non-consolidated (parent company alone) financial information, is not included in this English translation.

I. Corporate Information
(1) Consolidated Financial Summary

	Millions of Yen (except per share amounts)
	Six months ended June 30			Year ended December 31
	2004	2005	2006	2004	2005
Net sales	1,648,420	1,755,840	1,952,255	3,467,853	3,754,191
Income before income taxes and minority interests	259,974	283,733	341,045	552,116	612,004
Net income	160,776	175,268	214,174	343,344	384,096
Stockholders’ equity	2,006,734	2,363,970	2,762,380	2,209,896	2,604,682
Total assets	3,353,465	3,657,425	4,107,366	3,587,021	4,043,553
Net assets per share (Yen)	1,509.27	1,776.29	2,074.49	1,661.22	1,956.35
Net income per share: basic (Yen)	121.23	131.74	160.85	258.53	288.63
Net income per share: diluted (Yen)	120.78	131.59	160.79	257.85	288.36
Stockholders’ equity to total assets (%)	59.8	64.6	67.3	61.6	64.4
Cash flows from operating activities	297,827	257,961	323,878	561,529	605,678
Cash flows from investing activities	(109,920)	(181,056)	(210,297)	(252,967)	(401,141)
Cash flows from financing activities	(64,326)	(38,409)	(57,832)	(102,268)	(93,939)
Cash and cash equivalents at end of period	811,221	935,921	1,055,163	887,774	1,004,953
Number of employees	104,947	109,434	121,588	108,257	115,583
Notes:

1	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2	Consumption tax is excluded from the stated amount of net sales.

3	Canon has made a three-for-two stock split on July 1, 2006, for shareholders recorded in the shareholders’ register as of June 30, 2006. The net assets per share, basic net income per share and diluted net income per share has been calculated based on the number of outstanding shares following the implementation of the stock split. As a result, the per share information has been restated for all prior-periods. The per share information that does not reflect the stock split are as follows:

	Yen
	Six months ended June 30		Year ended December 31
	2004	2005	2004	2005
Net assets per share	2,263.90	2,664.44	2,491.83	2,934.53
Net income per share: basic	181.84	197.61	387.80	432.94
Net income per share: diluted	181.17	197.38	386.78	432.55

(2)	Number of Employees
Canon’s number of employees by product group are summarized as follows:

As of June 30, 2006
Business Machines	82,650
Cameras	17,911
Optical and other products	15,076
Corporate	5,951

Total	121,588

II.	The Business
(1)	Operating Results
Looking back at the global economy in the first half of 2006, the U.S. economy continued to display growth despite concerns over the effects of high crude oil prices and an increase in interest rates accompanying inflation fear, with private sector spending and corporate capital expenditure supporting expanded domestic demand. In Europe, the economy continued moving toward moderate recovery amid strong exports. Within Asia, China and India maintained high rates of growth while other economies in the region also enjoyed generally favorable performances. In Japan, the economy continued to indicate a trend toward recovery, boosted by an improvement of employment conditions and increased capital spending fueled by an upturn in corporate profits.

As for the markets in which the Canon Group operates, within the camera segment demand for digital single-lens-reflex (SLR) cameras and compact digital cameras continued to realize healthy growth during the term. Within the office imaging product market, demand for network digital multifunction devices (MFDs) remained solid amid the shift toward color. As for computer peripherals, including printers, while demand within the laser beam printer market grew for color models, and shifted within the inkjet printer market from single-function to multifunction models, the segment suffered amid severe price competition. In the optical equipment segment, although the market for steppers, used in the production of semiconductors, indicated a trend toward moderate recovery, the market for projection aligners, which are used to produce liquid crystal display (LCD) panels, declined due to restrained investment by LCD manufacturers. The average value of the yen in the first half was ¥115.63 to the U.S. dollar and ¥142.36 to the euro, representing year-on-year decrease of about 9% against the U.S. dollar, and 5% against the euro.

Amid these conditions, Canon’s consolidated net sales for the first half increased by 11.2% from the year-ago period to ¥1,952.3 billion, boosted by a solid rise in sales of digital cameras, color network MFDs and laser beam printers, along with the positive effects of favorable currency exchange rates. The gross profit ratio marked a high level, improving 1.7 points year on year to reach 50.1%. The increase in the gross profit ratio was mainly the result of such factors as the launch of new products and cost reduction efforts realized through ongoing production-reform and procurement-reform activities, along with favorable sales of high value-added products. These absorbed the effects of escalating raw material costs, as well as severe price competition in the consumer product market. Owing to the increase in sales and an improvement in the gross profit ratio, first-half gross profit increased by 15.1% to ¥978.7 billion. As for operating expenses, while first-half R&D expenditures grew by ¥10.1 billion for the year-ago period to ¥146.5 billion, the operating expense to net sales ratio improved 0.2 points year on year as a result of limiting growth in selling, general and administrative expenses, with the exception of a temporary increase in expenses related to the relocation of operating bases. Consequently, operating profit in the first half totaled ¥338.5 billion, a year-on-year increase of 25.3%. Although other income (deductions) declined mainly due to an increase in currency exchange losses on foreign-currency-denominated transactions, income before income taxes and minority interests in the first half totaled ¥341.0 billion, a year-on-year increase of 20.2% as interest income grew in line with the rise in the interest rate, and first-half net income totaled ¥214.2 billion, both recording all-time highs on a first-half basis.

Basic net income per share for the first half was ¥160.85, a year-on-year increase of ¥29.11. (Note: The basic net income per share calculation is based on the number of outstanding shares following the implementation of the stock split previously mentioned in this report.)

Canon’s semiannual results by business segment are summarized as follows:

In the business machine segment, demand for network digital MFDs, which are grouped in the office imaging products sub-segment, has increased significantly for color models in the U.S. and European markets, as well as in the domestic Japanese market. Within this sector, the iR C3170 series, equipped with a new high-speed image-processing chip, and the iR C3220 series continued to sell well, as did the new high-speed iR C6870-series models. Among monochrome network digital MFDs, mid-level models such as the iR4570 series contributed to expanded sales, along with the iR6570, featuring energy-saving performance, while low-end models, such as the iR2020 series with enhanced networking features, also contributed to sales growth. Overall, sales of office imaging products for the first half realized a year-on-year increase of 3.1%. In the field of computer peripherals, sales of laser beam printers increased for both low-end monochrome and color models while sales of supplies also recorded healthy growth, resulting in a year-on-year increase in sales of 15.4%. As for inkjet printers, despite a decline in the unit sales of single-function models and severe price competition in the market, sales in terms of value increased by 4.3% thanks to such factors as a significant increase in unit sales of multifunction models, such as the mid-level PIXMA MP500 and entry-level PIXMA MP150 for overseas markets, as well as favorable sales growth for consumables. As a result, sales of computer peripherals for the first half increased 11.9% year on year. Within the field of business information products, sales increased by 5.8%, amid healthy demand for an expanded lineup of document scanners. Collectively, sales of business machines for the first half totaled ¥1,286.6 billion, a year-on-year increase of 7.5%. Operating profit for the business machines segment totaled ¥294.6 billion, a year-on-year increase of 13.5%, supported by such factors as an improvement in the expense ratio and an increase in gross profit accompanying the growth in sales.

Within the camera segment, digital SLR cameras continued to enjoy robust growth, bolstered by particularly strong sales of the EOS DIGITAL REBEL XT and the newly introduced EOS 30D, which has also led to expanded sales of interchangeable lenses. Sales of compact-model digital cameras also continued to expand steadily, with healthy demand for the PowerShot SD550 and PowerShot SD450, as well as the PowerShot SD700 IS, PowerShot SD630, and PowerShot SD600, launched in the first half. Accordingly, unit sales of digital cameras for the first half expanded more than 20% compared with the year-ago period. In the field of digital video camcorders, newly introduced DVD models delivered strong performances, as did Mini DV models. As a result, overall camera sales for the first half increased by 21.4% from the year-ago period to ¥460.3 billion. The gross profit ratio for the camera segment also rose substantially, boosted by such factors as favorable sales in high value-added products, along with cost-reduction efforts realized through production-reform and procurement-reform activities. As a result, operating profit for the camera segment increased by 75.8% year on year to ¥108.7 billion.

In the optical and other products segment, while steppers, used in the production of semiconductors, enjoyed steady demand, sales of optical products decreased in the first half amid declining demand for aligners, used to produce LCD panels, due to restrained investment by LCD manufacturers. As for the other products included in the segment, the subsidiary that was acquired last year contributed to significant sales growth. As a result, first-half sales for the optical and other products segment totaled ¥205.4 billion, a year-on-year increase of 14.3%. Operating profit for the segment grew by 10.2% year on year to ¥23.2 billion, boosted by the increase in gross profit accompanying the increase in sales.

Semiannual results by domestic and overseas company location are summarized as follows:

Japan

Sales in Japan increased 5.1% from the previous same period to ¥505.9 billion, mainly due to expanded sales in digital cameras and color network digital MFDs, as well as increased sales from the subsidiaries newly acquired last year. Geographical operating profit rose 19.9% from the previous same period to ¥372.7 billion.

Americas

Sales increased 14.3% from the previous same period to ¥590.9 billion, mainly due to expanded sales in digital cameras as well as laser beam printers. Geographical operating profit increased by 27.6% from the previous same period to ¥22.8 billion.

Europe

Sales increased 10.9% from the previous same period to ¥610.3 billion, mainly due to expanded sales in digital cameras and laser beam printers. Geographical operating profit also increased 28.9% from the previous same period to ¥18.1 billion.

Asia and others

Sales increased 18.4% from the previous same period to ¥245.2 billion, mainly due to an increase in digital camera, despite a decrease in sales of aligners for the production of LCDs. As a result, geographical operating profit increased by 61.3% from the previous same period to ¥22.4 billion.
Cash Flows
Cash and cash equivalents increased by ¥50.2 billion from the end of the previous year, to ¥1,055.2 billion at the end of the first half of 2006.

Cash flows from operating activities

In the first half of 2006, Canon maintained cash flow from operating activities of ¥323.9 billion, a year-on-year increase of ¥65.9 billion, reflecting the substantial growth in sales and increased cash proceeds from sales, combined with an increase in net income and depreciation expenses.

Cash flows from investing activities

Capital expenditure totaled ¥208.7 billion, which was used mainly to expand production capabilities in both domestic and overseas regions, as well as to bolster the company’s R&D-related infrastructure. As a result, cash flow from investing activities totaled ¥210.3 billion, representing a year-on-year increase of ¥29.2 billion.

Cash flows from financing activities

Cash flow from financing activities recorded an outlay of ¥57.8 billion, a year-on-year increase of ¥19.4 billion, mainly resulting from the dividend payout of ¥59.9 billion, an increase of ¥24.4 billion compared with the previous year.

As a result, free cash flow totaled ¥113.6 billion, an improvement of ¥36.7 billion from ¥76.9 billion for the year-ago period.
(2)	Production and Sales
Production

The company’s production by product group are summarized as follows:

	Millions of yen
	Six months ended June 30, 2006
	Production	Change (%)
Business Machines	1,099,725	108.0
Cameras	505,183	126.8
Optical and other products	178,754	121.1

Total	1,783,662	114.1

Notes:

1.	Amount of production is calculated by sales price.

2.	Consumption tax is excluded from the stated amount of production.

Sales

The company’s sales by product group are summarized as follows:

	Millions of yen
	Six months ended June 30, 2006
	Sales	Change (%)
Business Machines	1,286,596	107.5
Camera	460,285	121.4
Optical and other products	205,374	114.3

Total	1,952,255	111.2

Notes:

1.	Consumption tax is excluded from the stated amount of net sales.

2.	The company’s sales by main customer are summarized as follows:

	Millions of yen
	Six months ended June 30, 2005		Six months ended June 30, 2006
	Sales	Proportion (%)	Sales	Proportion (%)
Hewlett-Packard Company	363,424	20.7	425,088	21.8

(3)	Managerial Issues to be Addressed
There were no significant changes or new developments in Canon’s managerial and financial issues to be addressed during the first half of 2006.
(4)	Research and Development Expenditure
     From 2006, Canon will make use of the solid management foundation achieved through the two five-year plans as the company initiates Phase III, a new five-year management initiative, targeting further growth and improved corporate value, pursuing sound growth by maintaining a high level of profitability while further expanding the company’s corporate scale. Canon’s research and development expenditures for the six months ended June 30, 2006 totaled ¥146,527 million.
     Research and development expenditures by product group are summarized as follows:

	Millions of yen
	Six months ended June 30
	2005	2006
Business Machines	57,724	54,877
Cameras	18,959	19,896
Optical and other products	13,417	13,316
Corporate	46,286	58,438

Total	136,386	146,527

III.	Property, Plant and Equipment
(1)	Major Capital Investment
There were no significant changes to the status of existing major capital investment during the first half of 2006.
(2)	Prospect of Capital Investment in fiscal 2006
There were no significant changes for the plans for new construction and retirement of capital investment, originally made at the end of the previous year, during the first half of 2006. Also, there were no significant additional plans for new construction or retirement of capital investment, during the first half of 2006.

IV.	Shares
(1)	Shares
Total number of authorized shares is 2,000,000,000 shares. The common stock of the Company is listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, Frankfurt am Main and New York stock exchanges. Total issued shares are as follows:

	As of December	As of June 30,	As of September 28,
	31, 2005	2006	2006
Total issued shares (share)	888,742,779	888,883,727	1,333,353,646
Notes:

1.	The increase of the total issued shares during this term reflects the conversion of convertible shares.

2.	The number of authorized shares and issued shares as of December 31, 2005 and June 30, 2006 does not reflect the three-for-two stock split that has become effective on July 1, 2006.

3.	The total issued shares as of September 28, 2006 does not include the shares issued during the month of September 2006 due to the conversion of convertible shares.
(2)	Major Shareholders

	As of June 30, 2006
	Number of shares held	Number of shares held /
	(Number of shares)	Number of shares issued
The Dai-Ichi Mutual Life Insurance Co.	62,208,400	7.00%
Japan Trustee Services Bank, Ltd. (Trust Account)	51,985,500	5.85%
Moxley and Co.	48,991,900	5.51%
The Master Trust Bank of Japan, Ltd. (Trust Account)	46,482,300	5.23%
State Street Bank and Trust Company 505103	23,311,872	2.62%
State Street Bank and Trust Company	22,959,172	2.58%
Nomura Securities Co., Ltd.	21,958,420	2.47%
The Chase Manhattan Bank, N.A., London	19,114,639	2.15%
Mizuho Corporate Bank, Ltd.	18,946,491	2.13%
Sompo Japan Insurance Inc.	15,273,565	1.72%
Note:

The number of shares held does not reflect the three-for-two stock split that has become effective on July 1, 2006.
(3)	Stock Price Transition
The following table sets forth the monthly reported high and low sales prices of the Company’s common stock on the Tokyo Stock Exchange for the first half of fiscal 2006:
(Yen)

	January	February	March	April	May	June
High	7,320	7,370	7,930	8,870	9,020	8,250
						5,640	*
Low	6,850	6,970	7,160	7,830	7,760	7,270
						5,280	*
Notes:

1.	The stock price does not reflect the three-for-two stock split that has become effective on July 1, 2006.

2.	Stock price after ex-right date of stock split is shown with an asterisk(*).

V.	Financial Statements
Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES
Consolidated Balance Sheets
as of June 30, 2005 and 2006, and December 31, 2005

	Millions of yen
	June 30		December 31
	2005	2006	2005
Assets
Current assets:
Cash and cash equivalents	935,921	1,055,163	1,004,953
Marketable securities (notes 2 and 7)	1,236	10,373	172
Trade receivables, net (note 3)	542,192	637,624	689,427
Inventories (note 4)	485,887	533,468	510,195
Prepaid expenses and other current assets (notes 6 and 7)	249,867	247,908	253,822

Total current assets	2,215,103	2,484,536	2,458,569

Noncurrent receivables (note 12)	14,162	14,708	14,122
Investments (notes 2 and 7)	99,808	104,068	104,486
Property, plant and equipment, net (notes 5 and 7)	1,042,448	1,185,913	1,148,821
Other assets (note 6)	285,904	318,141	317,555

Total assets	3,657,425	4,107,366	4,043,553

CANON INC. AND SUBSIDIARIES
Consolidated Balance Sheets
as of June 30, 2005 and 2006, and December 31, 2005

	Millions of yen
	June 30		December 31
	2005	2006	2005
Liabilities and stockholders’ equity
Current liabilities:
Short-term loans and current portion of long-term debt (note 7)	11,645	14,564	5,059
Trade payables (note 8)	437,210	481,476	505,126
Income taxes	78,324	101,485	110,844
Accrued expenses (note 12)	197,405	229,739	248,205
Other current liabilities	181,525	174,327	209,394

Total current liabilities	906,109	1,001,591	1,078,628

Long-term debt, excluding current installments (note 7)	25,056	16,199	27,082
Accrued pension and severance cost	124,816	66,724	80,430
Other noncurrent liabilities	45,425	47,042	52,395

Total liabilities	1,101,406	1,131,556	1,238,535

Minority interests	192,049	213,430	200,336

Commitments and contingent liabilities (note 12) Stockholders’ equity:
Common stock	174,153	174,543	174,438
(Authorized shares) (note 14)	(3,000,000,000)	(3,000,000,000)	(3,000,000,000)
(Issued shares) (note 14)	(1,332,544,030)	(1,333,325,590)	(1,333,114,169)
Additional paid-in capital	402,013	403,355	403,246
Legal reserve	42,186	43,201	42,331
Retained earnings	1,838,441	2,171,681	2,018,289
Accumulated other comprehensive income (loss) (note 9)	(87,487)	(24,911)	(28,212)
Treasury stock at cost	(5,336)	(5,489)	(5,410)
(Number of shares) (note 14)	(1,700,692)	(1,733,020)	(1,718,523)

Total stockholders’ equity	2,363,970	2,762,380	2,604,682

Total liabilities and stockholders’ equity	3,657,425	4,107,366	4,043,553

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Income
for the six months ended June 30, 2005 and 2006, and fiscal year ended December 31, 2005

	Millions of yen
	Six months ended		Year ended
	June 30		December 31
	2005	2006	2005

Net sales	1,755,840	1,952,255	3,754,191

Cost of sales	905,800	973,542	1,935,148

Gross profit	850,040	978,713	1,819,043

Selling, general and administrative expenses (note 1)	443,465	493,709	949,524

Research and development expenses	136,386	146,527	286,476

Operating profit	270,189	338,477	583,043

Other income (deductions):
Interest and dividend income	5,970	11,143	14,252
Interest expense	(771)	(625)	(1,741)
Other, net (note 1)	8,345	(7,950)	16,450

	13,544	2,568	28,961

Income before income taxes and minority interests	283,733	341,045	612,004

Income taxes	101,268	118,814	212,785

Income before minority interests	182,465	222,231	399,219

Minority interests	7,197	8,057	15,123

Net income	175,268	214,174	384,096

	Yen
Net income per share (note 10):
Basic	131.74	160.85	288.63
Diluted	131.59	160.79	288.36

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity
for the six months ended June 30, 2005 and 2006, and fiscal year ended December 31, 2005
Millions of yen

					Accumulated
		Additional			other		Total
	Common	paid-in	Legal	Retained	comprehensive	Treasury	stockholders’
	Stock	capital	reserve	earnings	income (loss)	stock	equity

Balance at December 31, 2004	173,864	401,773	41,200	1,699,634	(101,312)	(5,263)	2,209,896

Conversion of convertible debt and other	289	289					578
Capital transaction by consolidated subsidiaries and affiliated companies		(49)					(49)
Cash dividends				(35,475)			(35,475)
Transfers to legal reserve			986	(986)			—

Comprehensive income
Net income				175,268			175,268
Other comprehensive income (loss), net of tax (note 9)
Foreign currency translation adjustments					13,049		13,049
Net unrealized gains and losses on securities					(634)		(634)
Net gains and losses on derivative instruments					760		760
Minimum pension liability adjustments					650		650

Total comprehensive income							189,093

Repurchase of treasury stock, net						(73)	(73)

Balance at June 30, 2005	174,153	402,013	42,186	1,838,441	(87,487)	(5,336)	2,363,970

Millions of yen

					Accumulated
		Additional			other		Total
	Common	paid-in	Legal	Retained	comprehensive	Treasury	stockholders’
	Stock	capital	reserve	earnings	income (loss)	stock	equity

Balance at December 31, 2005	174,438	403,246	42,331	2,018,289	(28,212)	(5,410)	2,604,682

Conversion of convertible debt and other	105	109					214
Cash dividends				(59,912)			(59,912)
Transfers to legal reserve			870	(870)			—

Comprehensive income
Net income				214,174			214,174
Other comprehensive income (loss), net of tax (note 9)
Foreign currency translation adjustments					2,193		2,193
Net unrealized gains and losses on securities					252		252
Net gains and losses on derivative instruments					619		619
Minimum pension liability adjustments					237		237

Total comprehensive income							217,475

Repurchase of treasury stock, net						(79)	(79)

Balance at June 30, 2006	174,543	403,355	43,201	2,171,681	(24,911)	(5,489)	2,762,380

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity
for the six months ended June 30, 2005 and 2006, and fiscal year ended December 31, 2005
Millions of yen

					Accumulated
		Additional			other		Total
	Common	paid-in	Legal	Retained	comprehensive	Treasury	stockholders’
	Stock	capital	reserve	earnings	income (loss)	stock	equity

Balance at December 31, 2004	173,864	401,773	41,200	1,699,634	(101,312)	(5,263)	2,209,896

Conversion of convertible debt and other	574	574					1,148
Capital transaction by consolidated subsidiaries and affiliated companies		899					899
Cash dividends				(64,310)			(64,310)
Transfers to legal reserve			1,131	(1,131)			—

Comprehensive income
Net income				384,096			384,096
Other comprehensive income (loss), net of tax (note 9)
Foreign currency translation adjustments					53,979		53,979
Net unrealized gains and losses on securities					(1,397)		(1,397)
Net gains and losses on derivative instruments					(481)		(481)
Minimum pension liability adjustments					20,999		20,999

Total comprehensive income							457,196

Repurchase of treasury stock, net						(147)	(147)

Balance at December 31, 2005	174,438	403,246	42,331	2,018,289	(28,212)	(5,410)	2,604,682

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
for the six months ended June 30, 2005 and 2006, and fiscal year ended December 31, 2005

	Millions of yen
	Six months ended		Year ended
	June 30		December 31
	2005	2006	2005
Cash flows from operating activities:
Net income	175,268	214,174	384,096
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	98,556	108,155	225,941
Loss on disposal of property, plant and equipment	3,213	9,391	13,784
Deferred income taxes	8,608	8,014	(766)
(Increase) decrease in trade receivables	59,839	57,191	`(48,391)
(Increase) decrease in inventories	7,161	(18,953)	27,558
Increase (decrease) in trade payables	(30,174)	(20,089)	16,018
Increase (decrease) in income taxes	(27,171)	(8,877)	1,998
Increase (decrease) in accrued expenses	(10,274)	(21,293)	31,241
Decrease in accrued pension and severance cost	(5,945)	(14,790)	(16,221)
Other, net	(21,120)	10,955	(29,580)

Net cash provided by operating activities	257,961	323,878	605,678

Cash flows from investing activities:
Purchases of fixed assets	(185,601)	(208,655)	(395,055)
Proceeds from sale of fixed assets	6,637	15,490	14,827
Purchases of available-for-sale securities	(381)	(6,433)	(5,680)
Proceeds from sale of available-for-sale securities	2,371	1,034	12,337
Acquisitions of subsidiaries, net of cash acquired	(1,219)	(605)	(17,657)
Purchases of other investments	(2,886)	(7,228)	(19,531)
Other, net	23	(3,900)	9,618

Net cash used in investing activities	(181,056)	(210,297)	(401,141)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	735	781	1,716
Repayments of long-term debt	(3,384)	(3,063)	(15,187)
Increase (decrease) in short-term loans	1,544	(404)	(12,011)
Dividends paid	(35,475)	(59,912)	(64,310)
Purchases of treasury stock, net	(73)	(75)	(147)
Other, net	(1,756)	4,841	(4,000)

Net cash used in financing activities	(38,409)	(57,832)	(93,939)

Effect of exchange rate changes on cash and cash equivalents	9,651	(5,539)	6,581

Net increase in cash and cash equivalents	48,147	50,210	117,179
Cash and cash equivalents at beginning of period	887,774	1,004,953	887,774

Cash and cash equivalents at end of period	935,921	1,055,163	1,004,953

Supplemental disclosure for cash flow information
Cash paid during the period for:
Interest	814	638	1,919
Income taxes	120,264	120,110	211,540

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(1)	Basis of Presentation and Significant Accounting Policies
(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared the consolidated financial statements in accordance with U.S. generally accepted accounting principles and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

The Company’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles. In the accompanying consolidated financial statements, the segment information is disclosed in conformity with financial accounting standards of Japan, but not disclosed under U.S. generally accepted accounting principles.

The number of the consolidated subsidiaries and the affiliated companies that were accounted for on the equity basis as of June 30, 2005 and 2006, and December 31, 2005 are summarized as follows:

	June 30		Dec. 31
	2005	2006	2005
Consolidated subsidiaries	187	216	200
Affiliated companies	16	13	13

Total	203	229	213
(b)	Description of Business

Canon Inc. (the “Company”) and subsidiaries (collectively “Canon”) is one of the world’s leading manufacturers in such fields as office imaging products, computer peripherals, business information products, cameras, and optical related products. Office imaging products consist mainly of copying machines and digital multifunction devices. Computer peripherals consist mainly of laser beam and inkjet printers. Business information products consist mainly of computer information systems, micrographics and calculators. Cameras consist mainly of single lens reflex (“SLR”) cameras, compact cameras, digital cameras and video camcorders. Optical related products include steppers and aligners used in semiconductor chip production, projection aligners used in the production of liquid crystal displays (“LCDs”), broadcasting lenses and medical equipment. Canon’s consolidated net sales for the six months ended June 30, 2006 were distributed as follows: office imaging products 30%, computer peripherals 33%, business information products 3%, cameras 24%, and optical and other products 10%.

Sales are made principally under the Canon brand name, almost entirely through sales subsidiaries. These subsidiaries are responsible for marketing and distribution, and primarily sell to retail dealers in their geographical area. Approximately 74% of consolidated net sales for the six months ended June 30, 2006 were generated outside Japan, with 30% in the Americas, 31% in Europe, and 13% in other areas.

Canon’s manufacturing operations are conducted primarily at 23 plants in Japan and 17 overseas plants which are located in countries and regions such as the United States, Germany, France, Taiwan, China, Malaysia, Thailand and Vietnam.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Canon sells laser beam printers on an OEM basis to Hewlett-Packard Company; such sales constituted approximately 22% of consolidated net sales for the six ended months ended June 30, 2006.

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company is the primary beneficiary under FASB Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities.” All significant intercompany balances and transactions have been eliminated.

(d)	Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant estimates and assumptions are reflected in valuation and disclosure of revenue recognition, allowance for doubtful receivables, valuation of inventories, environmental liabilities, valuation of deferred tax assets and employee retirement and severance benefit plans. Actual results could differ materially from those estimates.

(e)	Cash Equivalents

All highly liquid investments acquired with an original maturity of three months or less are considered to be cash equivalents.

(f)	Translation of Foreign Currencies

Assets and liabilities of the Company’s subsidiaries located outside Japan with functional currencies other than Japanese yen are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the year. Gains and losses resulting from translation of financial statements are excluded from earnings and are reported in other comprehensive income (loss).

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions). Foreign currency exchange losses, net were ¥898 million, ¥14,639 million and ¥3,710 million for the six months ended June 30, 2005 and 2006, and year ended December 31, 2005, respectively.

(g)	Marketable Securities and Investments

Canon classifies investments in debt and marketable equity securities as available-for-sale, or held-to-maturity securities. Canon does not hold any trading securities which are bought and held primarily for the purpose of sale in the near term.

Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, are reported as a separate component of other comprehensive income (loss) until realized.

Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Available-for-sale and held-to-maturity securities are regularly reviewed for other-than-temporary declines in carrying value based on criteria that include the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer and Canon’s intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value. When such a decline exists, Canon recognizes an impairment loss to the extent by which the cost basis of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

Realized gain and losses are determined on the average cost method and reflected in earnings.

Other securities are stated at cost and reviewed periodically for impairment.

(h)	Allowance for Doubtful Receivables
Allowance for doubtful trade and finance receivables is maintained for all customers based on a combination of factors, including aging analysis, macroeconomic conditions, significant one-time events, and historical experience. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted. When all collection options are exhausted including legal recourse, the accounts or portions thereof are deemed to be uncollectible and charged against the allowance.

(i)	Inventories
Inventories are stated at the lower of cost or market value. Cost is determined principally by the average method for domestic inventories and the first-in, first-out method for overseas inventories.

(j)	Investments in Affiliated Companies
Investments in affiliated companies over which Canon has the ability to exercise significant influence, but does not hold a controlling financial interest, are accounted for by the equity method.

(k)	Impairment of Long-Lived Assets
Long-lived assets, such as property, plant and equipment, and acquired intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

(l)	Property, Plant and Equipment
Property, plant and equipment are stated at cost. Depreciation is calculated principally by the declining-balance method, except for certain assets which are depreciated by the straight-line method over the estimated useful lives of the assets. The depreciation period ranges from 3 years to 60 years for buildings and 2 years to 20 years for machinery and equipment.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Assets leased to others under operating leases are stated at cost and depreciated to the estimated residual value of the assets by the straight-line method over the period ranging from 2 years to 5 years.

(m)	Goodwill and Other Intangible Assets
Goodwill and intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Intangible assets with finite useful lives, consisting primarily of software and license fees, are amortized using the straight-line method over the estimated useful lives, which range from 3 years to 5 years for software and 5 years to 10 years for license fees. Certain costs incurred in connection with developing or obtaining internal use software are capitalized. These costs consist of payments made to third parties and the salaries of employees working on such software development. Costs incurred in connection with developing internal use software are capitalized at the application development stage. In addition, Canon develops or obtains certain software to be sold where related costs are capitalized after establishment of technological feasibility.

(n)	Environmental Liabilities
Liabilities for environmental remediation and other environmental costs are accrued when environmental assessments or remedial efforts are probable and the costs can be reasonably estimated. Such liabilities are adjusted as further information develops or circumstances change. Costs of future obligations are not discounted to their present values.

(o)	Income Taxes
Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
Canon records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not realizable.

(p)	Issuance of Stock by Subsidiaries and Equity Investees
The change in the Company’s proportionate share of a subsidiary’s or equity investee’s equity resulting from the issuance of stock by the subsidiary or equity investee is accounted for as an equity transaction.

(q)	Net Income per Share
Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during each year. Diluted net income per share includes the effect from potential issuance of common stock based on the assumption that all convertible debentures were converted into common stock.

(r)	Revenue Recognition
Canon generates revenue principally through the sale of consumer products, equipment, supplies, and related services under separate contractual arrangements. Canon recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer, the sales price is fixed or determinable, and collectibility is probable.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For arrangements with multiple elements, which may include any combination of equipment, installation and maintenance, Canon allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force Issue No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables.” Otherwise, revenue is deferred until the undelivered elements are fulfilled as a single unit of accounting.

Revenue from sales of consumer products including office imaging products, computer peripherals, business information products and cameras is recognized upon shipment or delivery, depending upon when title and risk of loss transfer to the customer.

Revenue from sales of optical equipment such as steppers and aligners sold with customer acceptance provisions related to their functionality is recognized when the equipment is installed at the customer site and the specific criteria of the equipment functionality are successfully tested and demonstrated by Canon. Service revenue is derived primarily from maintenance contracts on equipment sold to customers and is recognized over the term of the contract.

Most office imaging products are sold with service maintenance contracts for which the customer typically pays a base service fee plus a variable amount based on usage. Revenue from these service maintenance contracts is recognized as services are provided.

Revenue from the sale of equipment under sales-type leases is recognized at the inception of the lease. Income on sales-type leases and direct-financing leases is recognized over the life of each respective lease using the interest method. Leases not qualifying as sales-type leases or direct-financing leases are accounted for as operating leases and related revenue is recognized over the lease term.

Canon records estimated reductions to sales at the time of sale for sales incentive programs including product discounts, customer promotions and volume-based rebates. Estimated reductions in sales are based upon historical trends and other known factors at the time of sale. In addition, Canon provides price protection to certain resellers of its products, and records reductions to sales for the estimated impact of price protection obligations when announced.

Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure.

(s)	Research and Development Costs Research and development costs are expensed as incurred.

(t)	Advertising Costs
Advertising costs are expensed as incurred. Advertising expenses were ¥44,782 million, ¥49,785 million and ¥106,250 million for the six months ended June 30, 2005 and 2006, and year ended December 31, 2005, respectively.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(u)	Shipping and Handling Costs
Shipping and handling costs totaled ¥24,319 million, ¥29,173 million and ¥50,052 million for the six months ended June 30, 2005 and 2006, and year ended December 31, 2005, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

(v)	Derivative Financial Instruments
All derivatives are recognized at fair value and are included in prepaid expenses and other current assets, or other current liabilities on the consolidated balance sheets. On the date the derivative contract is entered into, Canon designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge), or a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge). Canon formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. Canon also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Canon discontinues hedge accounting prospectively.

Changes in the fair value of a derivative that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the hedged item. Gains and losses from hedging ineffectiveness are included in other income (deductions). Gains and losses excluded from the assessment of hedge effectiveness (time value component) are included in other income (deductions).

Canon also uses certain derivative financial instruments which are not designated as hedges. Canon records these derivative financial instruments on the consolidated balance sheets at fair value. The changes in fair values are immediately recorded in earnings.

(w)	Guarantees Canon recognizes, at the inception of a guarantee, a liability for the fair value of the obligation it has undertaken in issuing guarantees.

(y)	Reclassification Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform with the presentation used for this period.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(2)	Marketable Securities and Investments
The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities and held-to-maturity securities by major security type at June 30, 2005 and 2006, and December 31, 2005 were as follows:

	Millions of yen
		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
	Cost	Gains	Losses	Fair Value
June 30, 2005:
Current:
Available-for-sale:
Bank debt securities	71	—	—	71
Equity securities	1,033	133	1	1,165

	1,104	133	1	1,236

Noncurrent:
Available-for-sale:
Government bonds	512	22	—	534
Corporate debt securities	72	6	—	78
Fund trusts	2,553	690	—	3,243
Equity securities	9,068	15,593	64	24,597

	12,205	16,311	64	28,452

Held-to-maturity:
Corporate debt securities	21,210	—	—	21,210

	33,415	16,311	64	49,662

	Millions of yen
		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
	Cost	Gains	Losses	Fair Value
June 30, 2006:
Current:
Available-for-sale:
Bank debt securities	71	—	—	71

	71	—	—	71

Held-to-maturity:
Corporate debt securities	10,302	—	—	10,302

	10,373	—	—	10,373

Noncurrent:
Available-for-sale:
Government bonds	542	—	2	540
Corporate debt securities	4,087	—	—	4,087
Fund trusts	5,058	1,351	2	6,407
Equity securities	12,008	15,013	105	26,916

	21,695	16,364	109	37,950

Held-to-maturity:
Corporate debt securities	10,409	—	—	10,409

	32,104	16,364	109	48,359

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

	Millions of yen
		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
	Cost	Gains	Losses	Fair Value
December 31, 2005:
Current:
Available-for-sale:
Bank debt securities	71	—	—	71
Equity securities	101	—	—	101

	172	—	—	172

Noncurrent:
Available-for-sale:
Government bonds	525	7	—	532
Corporate debt securities	85	3	—	88
Fund trusts	4,553	1,446	—	5,999
Equity securities	11,373	15,086	10	26,449

	16,536	16,542	10	33,068

Held-to-maturity:
Corporate debt securities	20,961	—	—	20,961

	37,497	16,542	10	54,029
Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥16,696 million, ¥17,982 million and ¥16,714 million at June 30, 2005 and 2006, and December 31, 2005, respectively.

(3)	Trade Receivables Trade receivables are summarized as follows:

	Millions of yen
	June 30		Dec. 31
	2005	2006	2005
Notes	25,838	25,459	27,328
Accounts	527,823	625,887	673,827
Less allowance for doubtful receivables	(11,469)	(13,722)	(11,728)

	542,192	637,624	689,427

(4)	Inventories Inventories comprised the following:

	Millions of yen
	June 30		Dec. 31
	2005	2006	2005
Finished goods	349,581	374,617	359,934
Work in process	120,839	137,954	132,520
Raw materials	15,467	20,897	17,741

	485,887	533,468	510,195

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(5)	Property, Plant and Equipment Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	June 30		Dec. 31
	2005	2006	2005
Land	183,013	199,800	199,595
Buildings	882,034	1,026,120	997,351
Machinery and equipment	1,080,059	1,206,087	1,164,480
Construction in progress	82,911	73,601	59,558

	2,228,017	2,505,608	2,420,984
Less accumulated depreciation	(1,185,569)	(1,319,695)	(1,272,163)

	1,042,448	1,185,913	1,148,821

(6)	Finance Receivables and Operating Leases
Finance receivables represent financing leases which consist of sales-type leases and direct-financing leases resulting from the marketing of Canon’s and complementary third-party products. These receivables typically have terms ranging from 1 to 6 years.

Future minimum lease payments to be received under noncancelable operating leases are ¥4,493 million (within one year), ¥4,527 million (after one year) at June 30, 2006.

(7)	Pledged Assets and Secured Loans
Certain property, plant and equipment with a net book carrying value at June 30, 2005 and 2006, and December 31, 2005 of ¥8,467 million, ¥2,887 million and ¥7,423 million, respectively, were mortgaged to secure loans from banks.

Canon entered into an agreement whereby certain assets were deposited into an irrevocable trust to meet the debt service requirements of the: 2.95% Japanese yen notes; and 2.27% Japanese yen notes in the aggregate amount of ¥20,000 million. The assets contributed by Canon were debt securities with carrying amounts of ¥20,711 million, at June 30, 2006. Cash flows from such investments will be used solely to satisfy the principal and interest obligations for the debts. Accordingly, the debt securities are included in the consolidated balance sheet under the caption of marketable securities and investments.

Both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank. Long-term agreements with lenders other than banks also generally provide that Canon must provide additional security upon request of the lender.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(8)	Trade Payables Trade payables are summarized as follows:

	Millions of yen
	June 30		Dec. 31
	2005	2006	2005
Notes	22,067	17,689	17,567
Accounts	415,143	463,787	487,559

	437,210	481,476	505,126

(9)	Other Comprehensive Income (Loss) Changes in accumulated other comprehensive income (loss) are as follows:

	Millions of yen
	Six months ended		Year ended
	June 30		December 31
	2005	2006	2005
Foreign currency translation adjustments:
Balance at beginning of year	(79,751)	(25,772)	(79,751)
Adjustments for the period	13,049	2,193	53,979

Balance at end of period	(66,702)	(23,579)	(25,772)

Net unrealized gains and losses on securities:
Balance at beginning of year	7,470	6,073	7,470
Adjustments for the period	(634)	252	(1,397)

Balance at end of period	6,836	6,325	6,073

Net gains and losses on derivative instruments:
Balance at beginning of year	(693)	(1,174)	(693)
Adjustments for the period	760	619	(481)

Balance at end of period	67	(555)	(1,174)

Minimum pension liability adjustments:
Balance at beginning of year	(28,338)	(7,339)	(28,338)
Adjustments for the period	650	237	20,999

Balance at end of period	(27,688)	(7,102)	(7,339)

Total accumulated other comprehensive income (loss):
Balance at beginning of year	(101,312)	(28,212)	(101,312)
Adjustments for the period	13,825	3,301	73,100

Balance at end of period	(87,487)	(24,911)	(28,212)

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(10)	Net Income per Share

Based on the resolution of Board of Director’s meeting held on May 11, 2006, Canon has made a three-for-two stock split on July 1, 2006, for shareholders recorded in the shareholders’ register as of June 30, 2006. The basic net income per share and diluted net income per share has been calculated based on the number of outstanding shares following the implementation of the stock split.

A reconciliation of the numerators and denominators of basic and diluted net income per share computations is as follows:

	Millions of yen
	Six months ended		Year ended
	June 30		December 31
	2005	2006	2005
Net income	175,268	214,174	384,096
Effect of dilutive securities:
1.20% Japanese yen convertible debentures, due 2005	3	—	5
1.30% Japanese yen convertible debentures, due 2008	11	5	18

Diluted net income	175,282	214,179	384,119

	Shares
	Six months ended		Year ended
	June 30		December 31
	2005	2006	2005
Average common shares outstanding	1,330,439,859	1,331,482,197	1,330,760,715
Effect of dilutive securities:
1.20% Japanese yen convertible debentures, due 2005	293,443	—	185,755
1.30% Japanese yen convertible debentures, due 2008	1,341,396	556,110	1,118,931

Diluted common shares outstanding	1,332,074,698	1,332,038,307	1,332,065,401

	Yen
	Six months ended		Year ended
	June 30		December 31
	2005	2006	2005
Net income per share:
Basic	131.74	160.85	288.63
Diluted	131.59	160.79	288.36

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(11)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce this risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollar and euro into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables which are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) at period-end are expected to be recognized in earnings over the next twelve months. Canon excludes the time value component from the assessment of hedge effectiveness.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to manage its foreign currency exposures. These foreign exchange contracts have not been designated as hedges. Accordingly, the changes in fair value of the contracts are recorded in earnings immediately.

Contract amounts of foreign exchange contracts at June 30, 2005 and 2006, and December 31, 2005 are set forth below:

	Millions of yen
	June 30		Dec. 31
	2005	2006	2005
To sell foreign currencies	520,017	605,763	645,188
To buy foreign currencies	35,939	47,344	46,424

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(12)	Commitments and Contingent Liabilities

Commitments

Commitments outstanding for the purchase of property, plant and equipment and raw materials are ¥82,519 million and ¥91,456 million, at June 30, 2006.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥13,931 million, ¥13,942 million and ¥13,790 million, at June 30, 2005 and 2006, and December 31, 2005, respectively, and are reflected under noncurrent receivables on the accompanying consolidated balance sheets.

Future minimum lease payments required under noncancelable operating leases are ¥10,253 million (within one year) and ¥34,899 million (after one year), at June 30, 2006.

Guarantees

Canon provides guarantees primarily for loans of its employees and financial obligations of customers. The guarantees for the employees are principally made for their housing loans. The guarantees for the customers are principally made to enhance their credit.

For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 6 years, in the case of customers. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥36,749 million at June 30, 2006. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at June 30, 2006 were not significant.

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Changes in accrued product warranty cost for the six months ended June 30, 2005 and 2006, and year ended December 31, 2005 are summarized as follows:

	Millions of yen
	Six months ended		Year ended
	June 30		December 31
	2005	2006	2005
Balance at beginning of year	14,264	16,746	14,264
Addition	10,172	7,726	18,510
Utilization	(10,317)	(5,358)	(15,580)
Other	(1,197)	212	(448)

Balance at end of period	12,922	19,326	16,746

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Legal proceedings

In February 2003, a lawsuit was filed by St. Clair Intellectual Property Consultants, Inc. (“St. Clair”) against the Company and one of its subsidiaries in the United States District Court of Delaware, which accused the Company of infringement of patents related to certain technology. In connection with this case, in October 2004, a jury preliminarily found damages against the Company of approximately ¥4,000 million based on a percentage of certain product sales in the United States through 2003. Subsequent to this jury finding, St. Clair also made a motion to the court for damages relating to certain 2004 sales, using the same royalty rate awarded by the jury which could result in additional in damages. The Company and St. Clair have entered into a settlement agreement in March 2006, and the lawsuit has been withdrawn in July 2006.

In November 2003, a lawsuit was filed by a former employee against the Company at the Tokyo District Court in Japan. The lawsuit alleges that the former employee is entitled to ¥45,872 million as compensation for an invention related to certain technology used by the Company, and the former employee has sued for a partial payment of ¥1,000 million and interest thereon. The case is still pending and the final outcome is not yet determinable.

In Germany, Verwertungsgesellschaft Wort (“VG Wort”), a collecting agency representing certain copyright holders, has filed a series of lawsuits seeking to impose copyright levies upon digital products such as PCs and printers, that allegedly enable the reproduction of copyrighted materials, against the companies importing and distributing these digital products. In May 2004, VG Wort filed a civil lawsuit against Hewlett-Packard GmbH seeking for levies on multi-function printers. This is an industry test case under which Hewlett-Packard GmbH represents other companies sharing common interests, and Canon has undertaken to be bound by the final decision of this court case. The court of first instance and the court of appeals held that the multi-function printers were subject to a levy. In particular, the court of appeals ordered Hewlett-Packard GmbH to pay the amount equivalent to the levies imposed on photocopiers (EUR 38.35 to EUR 613.56 per unit, depending on printing speed and color printing capability). This lawsuit is currently under appeal before the German Federal Supreme Court. With regard to single-function printers, VG Wort filed a separate lawsuit on January 3, 2006 against Canon seeking for payment of copyright levies. Canon, other companies and the industry associations have expressed opposition to such extension of the levy scope and the final conclusion of these court cases including the amount of levies to be imposed, remains uncertain.

Canon is involved in various claims and legal actions, including those noted above, arising in the ordinary course of business. In accordance with SFAS No. 5, “Accounting for Contingencies,” Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, Canon believes that any damage amounts claimed in the specific matters discussed above are not a meaningful indicator of Canon’s potential liability. In the opinion of management, the ultimate disposition of the above mentioned matters will not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows. However, litigation is inherently unpredictable. While Canon believes that it has valid defenses with respect to legal matters pending against it, it is possible that Canon’s consolidated financial position, results of operations, or cash flows could be materially affected in any particular period by the unfavorable resolution of one or more of these matters.

(13)	Disclosures about the Fair Value of Financial Instruments

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at June 30, 2005 and 2006, and December 31, 2005 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables, accrued expenses for which fair value approximate their carrying amounts. The summary also excludes marketable securities and investments which are disclosed in Note 2.

	Millions of yen
	June 30				December 31
	2005		2006		2005
	Carrying	Estimated	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value
Long-term debt, including current installments	(35,223)	(39,856)	(30,452)	(32,696)	(32,074)	(35,194)

Foreign exchange contracts:
Assets	3,148	3,148	1,443	1,443	2,250	2,250
Liabilities	(10,356)	(10,356)	(9,155)	(9,155)	(10,062)	(10,062)
The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

The fair values of Canon’s long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using Canon’s current borrowing rate for similar debt instruments of comparable maturity.

Foreign exchange contracts

The fair values of foreign exchange contracts, all of which are used for purposes other than trading, are estimated by obtaining quotes from brokers.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(14)	Subsequent Events

Based on the resolution of Board of Director’s meeting held on May 11, 2006, Canon has made a three-for-two stock split on July 1, 2006, for shareholders recorded in the shareholders’ register as of June 30, 2006.

Information related to shares and net income per share in the consolidated financial statements has been restated to reflect the stock split.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(15)	Segment Information

Segment Information by Product	(Millions of Yen)

			Optical	Corporate
Six months ended	Business		and other	and
June 30, 2005:	machines	Cameras	products	Eliminations	Consolidated

Net sales:
Unaffiliated customers	1,197,031	379,152	179,657	—	1,755,840
Intersegment	—	—	71,818	(71,818)	—

Total	1,197,031	379,152	251,475	(71,818)	1,755,840

Operating cost and expenses	937,578	317,298	230,436	339	1,485,651

Operating profit	259,453	61,854	21,039	(72,157)	270,189

			Optical	Corporate
Six months ended	Business		and other	and
June 30, 2006:	machines	Cameras	products	Eliminations	Consolidated

Net sales:
Unaffiliated customers	1,286,596	460,285	205,374	—	1,952,255
Intersegment	—	—	88,706	(88,706)	—

Total	1,286,596	460,285	294,080	(88,706)	1,952,255

Operating cost and expenses	992,031	351,549	270,885	(687)	1,613,778

Operating profit	294,565	108,736	23,195	(88,019)	338,477

			Optical	Corporate
Year ended	Business		and other	and
December 31, 2005:	machines	Cameras	products	Eliminations	Consolidated

Net sales:
Unaffiliated customers	2,502,401	879,186	372,604	—	3,754,191
Intersegment	—	—	158,114	(158,114)	—

Total	2,502,401	879,186	530,718	(158,114)	3,754,191

Operating cost and expenses	1,960,373	705,480	491,898	13,397	3,171,148

Operating profit	542,028	173,706	38,820	(171,511)	583,043

Notes:
1.	The primary products included in each of the product segments are as follows:

Business machines: Office network digital multifunction devices (MFDs) / Laser beam printers / Inkjet printers /

Personal-use copying machines / facsimile / etc.

Cameras : SLR cameras / Compact cameras / Digital cameras / Digital video camcorders / etc.

Optical and other products : Semiconductor production equipment / Mirror projection mask aligners for LCD panels/

Broadcasting equipment / Medical equipment / etc.

2.	General corporate expenses of ¥72,160 million, ¥87,931 million and ¥171,522 million in the six months ended June 30, 2005 and 2006, and year ended December 31, 2005, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Segment Information by Geographic Area	(Millions of Yen)

					Corporate
Six months ended					and
June 30, 2005:	Japan	Americas	Europe	Others	Eliminations	Consolidated

Net sales:
Unaffiliated customers	481,444	516,933	550,401	207,062	—	1,755,840
Intersegment	958,506	4,593	1,114	292,479	(1,256,692)	—

Total	1,439,950	521,526	551,515	499,541	(1,256,692)	1,755,840

Operating cost and Expenses	1,129,146	503,674	537,469	485,679	(1,170,317)	1,485,651

Operating profit	310,804	17,852	14,046	13,862	(86,375)	270,189

					Corporate
Six months ended					and
June 30, 2006:	Japan	Americas	Europe	Others	Eliminations	Consolidated

Net sales:
Unaffiliated customers	505,924	590,878	610,293	245,160	—	1,952,255
Intersegment	1,069,960	2,456	1,344	361,772	(1,435,532)	—

Total	1,575,884	593,334	611,637	606,932	(1,435,532)	1,952,255

Operating cost and Expenses	1,203,207	570,559	593,528	584,569	(1,338,085)	1,613,778

Operating profit	372,677	22,775	18,109	22,363	(97,447)	338,477

					Corporate
Year ended					and
December 31, 2005:	Japan	Americas	Europe	Others	Eliminations	Consolidated

Net sales:
Unaffiliated customers	979,748	1,139,784	1,178,672	455,987	—	3,754,191
Intersegment	2,046,173	7,424	2,206	646,530	(2,702,333)	—

Total	3,025,921	1,147,208	1,180,878	1,102,517	(2,702,333)	3,754,191

Operating cost and Expenses	2,362,019	1,110,415	1,147,658	1,071,155	(2,520,099)	3,171,148

Operating profit	663,902	36,793	33,220	31,362	(182,234)	583,043

Notes:
1.	Segment information by geographic area is determined by the location of Canon or its relevant subsidiary.

2.	The principal countries and regions included in each category of geographic area are as follows:

Americas: United States of America, Canada, Latin America Europe: England, Germany, France, Netherlands Others: Asian regions, China, Oceania

3.	General corporate expenses of ¥72,160 million, ¥87,931 million and ¥171,522 million in the six months ended June 30, 2005 and 2006, and year ended December 31, 2005, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Segment Information — Sales by Region

	Millions of Yen
	Six months ended June 30				Year ended Dec. 31
	2005		2006		2005
	Sales	Component	Sales	Component	Sales	Component

Japan	416,118	23.7	446,298	22.9	856,205	22.8
Americas	518,126	29.5	594,473	30.4	1,145,950	30.5
Europe	551,666	31.4	610,943	31.3	1,181,258	31.5
Other areas	269,930	15.4	300,541	15.4	570,778	15.2
Total	1,755,840	100.0	1,952,255	100.0	3,754,191	100.0
Notes:
1.	This summary of net sales by region of destination is determined by the location of the customer.

2.	The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America Europe: England, Germany, France, Netherlands Other Areas: Asian regions, China, Oceania